BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION

Medellin, Colombia, January 31, 2011

The Board of Directors of Bancolombia S.A. (“Bancolombia”), made the following decisions in a meeting held today:

General Shareholders Meeting of Bancolombia S.A.

The Board of Directors of Bancolombia called the General Shareholders Meeting to be held on March 7, 2011, at 10:00 am in the Intercontinental Hotel located at Calle 16 N° 28 – 51 Km 5 Via Las Palmas, Medellín, Colombia.

Profits Distribution Project

The Board of Directors also decided to propose to the General Shareholders Meeting a dividend on the profits obtained in 2010, equivalent to COP 668.64 per share to be paid as follows: COP 167.16 per share and per quarter, on the first business day of each quarter (April 1st, July 1st, October 3rd of 2011 and January 2nd of 2012).

The Board of Directors also proposed an increase in the legal reserves of COP 298,757 million and a reserve for future dividends for the same amount.